                 MORGAN STANLEY INTERNATIONAL VALUE EQUITY FUND
                           1221 Avenue of the Americas
                               New York, NY 10020

December 20, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention: Larry Greene, Division of Investment Management

RE:        MORGAN STANLEY INTERNATIONAL VALUE EQUITY FUND
           (FILE NOS. 333-53546 AND 811-10273)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on
Form N-1A for Morgan Stanley International Value Equity Fund (the "Fund") filed with the Securities and Exchange Commission (the "SEC") on October 26, 2006.
Below, we describe the changes made to the registration statement in response to the Staff's comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in post-effective amendment number 33 to the Fund's registration statement on Form
N-1A, which will be filed via EDGAR on or about December 21, 2006.

                  GENERAL COMMENTS TO FORM N-1A

COMMENT 1. PLEASE FILE A RESPONSE LETTER TO THESE COMMENTS VIA EDGAR, INCLUDING
           THE "TANDY" PROVISION.

                        Response 1. This response letter addressing the Staff's
                        comments has been filed via EDGAR correspondence,
                        including the "Tandy" provision, separate from the
                        corresponding Post-Effective Amendment.

                  COMMENTS TO THE PROSPECTUS

COMMENT 2. IN THE FIRST PARAGRAPH OF THE SECTION "PRINCIPAL INVESTMENT
           STRATEGIES", THE PROSPECTUS STATES THAT "[T]HE FUND INVESTS IN AT
           LEAST THREE DIFFERENT COUNTRIES LOCATED OUTSIDE OF THE UNITED
           STATES." THE SECURITIES AND EXCHANGE COMMISSION TAKES THE POSITION
           THAT A FUND THAT HAS THE WORD "INTERNATIONAL" IN ITS NAME, SUCH AS
           THE FUND, NEEDS TO BE INVESTED BROADLY THROUGHOUT THE WORLD IN A
           FAIRLY SUBSTANTIAL NUMBER OF COUNTRIES, AT A MINIMUM, THREE COUNTRIES
           THROUGHOUT THE WORLD ON A NORMAL BASIS.

                        Response 2. We believe that the current disclosure
                        complies with the SEC's position.

COMMENT 3. PLEASE CONFIRM THAT THERE IS RISK DISCLOSURE REGARDING INVESTMENT IN
           EMERGING MARKET SECURITIES.

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                        Response 3. The disclosure has been included.

COMMENT 4. IN THE SECTION "PRINCIPAL INVESTMENT STRATEGIES," THERE NEEDS TO BE A
           DISCUSSION THAT CORRESPONDS TO THE SUB-CAPTIONS "SMALL & MEDIUM
           CAPITALIZATION COMPANIES," "CONVERTIBLE SECURITIES" AND "EMERGING
           MARKET COUNTRIES," INCLUDED IN THE "PRINCIPAL RISKS" SECTION.

                        Response 4. We respectfully acknowledge the comment and
                        believe the disclosure is already included.

COMMENT 5. IN THE SECTION "PRINCIPAL RISKS - CONVERTIBLE SECURITIES", PLEASE
           CLARIFY WHETHER THE CONVERTIBLE SECURITIES IN WHICH THE FUND INVESTS
           MAY INCLUDE PREFERRED STOCK AND CONVERTIBLE SECURITIES THAT ARE BELOW
           INVESTMENT GRADE.

                        Response 5. The disclosure has been updated to include a
                        reference to preferred stock. We respectfully
                        acknowledge the comment relating to below investment
                        grade convertible securities but since the Fund's
                        investments in below investment grade convertible
                        securities is limited to 5%, we believe the disclosure
                        in the Statement of Additional Information is
                        appropriate.

COMMENT 6. IN THE "FEES AND EXPENSES" SECTION OF THE PROSPECTUS, CONSIDER MOVING
           THE FOOTNOTES TO AFTER THE EXAMPLE.

                        Response 6. We respectfully acknowledge the comment, but
                        believe the current placement of the footnotes is
                        appropriate. We believe to move the footnotes to below
                        the Example would diminish the impact of the information
                        and could result in a shareholder being unable to locate
                        the footnotes.

COMMENT 7. PLEASE INCLUDE THE ORDER PROCESSING FEE IN THE FEE TABLE AS REQUIRED
           BY FORM N-1A IF AN INVESTOR WILL INCUR THIS CHARGE WHEN IT INVESTS IN
           THE FUND.

                        Response 7. Form N-1A requires that the costs and
                        expenses that an investor will bear directly or
                        indirectly be included in the fee table. The order
                        processing fee that Morgan Stanley DW Inc. charges
                        clients when a client purchases or tenders shares of the
                        Fund is not required to be included in the fee table
                        because only investors that purchase shares through
                        Morgan Stanley DW Inc. would be subject to that fee.

As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

     o   the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

     o   the Staff's comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the
         Commission from taking any action with respect to the filings; and

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     o   the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 762-7546. Thank you.

Sincerely,

/s/ Alice J. Gerstel

Alice J. Gerstel

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